THE CUTLER TRUST

March 12, 2020

Submitted via Edgar

U.S. Securities and Exchange Commission

Attn: Kimberly Browning

100 F Street, N.E.

Washington, D.C. 20549

Re: The Cutler Trust (the “Trust”)

File Nos. 811-07242 and 33-52850

Dear Ms. Browning:

Pursuant to comments received with regard to the Trust’s preliminary proxy statement filed on March 2, 2020 (Acc-no: 0001398344-20-004861) on behalf of the Cutler Fixed Income Fund and Cutler Emerging Markets Fund (each a “Fund” and together, the “Funds”), each a series of the Trust, in connection with a Special Meeting of Shareholders of the Funds scheduled to be held on April 28, 2020, in connection with the proposed liquidation of each Fund, we are electronically filing herewith via EDGAR the proxy solicitation card to be distributed to shareholders of the Funds. The proxy solicitation card will be included with the filing of the definitive proxy statement of the Funds. As previously communicated, we anticipate mailing definitive copies of the proxy statement to shareholders of the Funds on or about March 18, 2020.

Please contact the undersigned at 781-799-5517 if you have any questions.

Very truly yours,

/s/ Linda J. Hoard

Linda J. Hoard
Secretary

THE CUTLER TRUST        ♦        P.O. BOX 46707        ♦        CINCINNATI, OH 45246

Cutler Equity Fund, Cutler Emerging Markets Fund and Cutler Fixed Income Fund

are distributed by Ultimus Fund Distributors, LLC

PROXY PROXY

THE CUTLER TRUST

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD APRIL 28, 2020
225 PICTORIA DRIVE, SUITE 450, CINCINNATI, OHIO 45246

[INSERT FUND NAME HERE]

The undersigned hereby appoints Tiffany R. Franklin and Todd E. Heim as Proxy of the undersigned, with full power of substitution, and hereby authorizes each of them to vote on behalf of the undersigned all shares of the Fund listed above that the undersigned is entitled to vote at the Special Meeting of Shareholders of the Fund to be held at 10 a.m., Eastern time, on April 28, 2020 at the offices of Ultimus Fund Solutions LLC, located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246 and at any postponements or adjournments thereof, as fully as the undersigned would be entitled to vote if personally present. This proxy will be governed by and construed in accordance with the laws of the State of Delaware and applicable federal securities laws. The execution of this proxy is not intended to, and does not, revoke any prior proxies or powers of attorney other than the revocation, in accordance with the laws of the State of Delaware and applicable federal securities laws, of any proxy previously granted specifically in connection with the voting of the shares subject hereto. This proxy may be revoked at any time prior to the exercise of the powers conferred thereby.

This proxy is solicited on behalf of the Fund and the Fund's Board of Trustees, and the Proposal has been unanimously approved by the Board of Trustees and recommended for approval by shareholders. This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the proposal. In his/her discretion, the Proxy is authorized to vote upon such other matters as may properly come before the meeting.

Receipt of Notice of Meeting and Proxy Statement is hereby acknowledged.

CONTROL #:

SHARES:

Note: Signature(s) should be exactly as name or names appearing on this proxy. If shares are held jointly, each holder should sign. When signing in a fiduciary capacity, such as by attorney, executor, administrator, trustee or guardian, etc., please give full title. Corporate and partnership proxies should be signed by an authorized person. By signing this proxy card, receipt of the accompanying Notice of Special Meeting of Shareholders and Proxy Statement is acknowledged.

Signature(s) (Title(s), if applicable)

Date

PLEASE VOTE VIA THE INTERNET OR TELEPHONE OR MARK, SIGN, DATE AND RETURN THIS PROXY CARD USING THE ENCLOSED ENVELOPE

CONTINUED ON THE REVERSE SIDE

THERE ARE 3 EASY WAYS TO VOTE YOUR PROXY:

1. **By Phone:** Call Okapi Partners toll-free at: **877-279-2311** to vote with a live proxy services representative. Representatives are available to take your vote or to answer any questions Monday through Friday 9:00 AM to 6:00 PM (EST).

OR

2. **By Internet:** Refer to your proxy card for the control number and go to: **WWW.OKAPIVOTE.COM/CUTLER2020** and follow the simple on-screen instructions.

OR

3. **By Mail:** Sign, Date, and Return this proxy card using the enclosed postage-paid envelope.

If possible, please utilize option 1 or 2 to ensure that your vote is received and registered in time for the meeting on April 28, 2020

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THE BOARD OF TRUSTEES RECOMMENDS A VOTE "FOR" THE PROPOSAL LISTED BELOW

	FOR	AGAINST	ABSTAIN
1. To approve the liquidation and termination of the aforementioned Fund pursuant to the Plan of Liquidation;	☐	☐	☐

2. To transact any other business that may properly come before the Meeting or any adjournment thereof in the discretion of the proxies or their substitutes

You may have received more than one proxy card due to multiple investments in the Fund.

PLEASE REMEMBER TO VOTE ALL OF YOUR PROXY CARDS!

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE UPPER PORTION IN THE ENCLOSED ENVELOPE.
CONTINUED AND TO BE SIGNED ON REVERSE SIDE

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THIS SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 28, 2020

THE PROXY STATEMENT AND THE NOTICE OF SPECIAL MEETING OF SHAREHOLDERS FOR THIS MEETING ARE AVAILABLE AT: HTTP://WWW.OKAPIVOTE.COM/CUTLER

THANK YOU FOR VOTING

Questions about your account? Cutler Investment Group can be reached at 1-800-2CUTLER (1-800-228-8537)

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